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                                  AMENDMENT

                  Amendment dated as of February 26, 1998 between Handy & Harman, a New York corporation (the "Company"), and Robert D. LeBlanc ("Execu-tive").

                  WHEREAS, the Company and Executive are parties to a supplemental agreement dated as of May 14, 1997 (the "Supplemental Agreement"), providing for certain payments to be made to Executive on a Change of Control (as defined in the Supplemental Agreement) of the Company;

                  WHEREAS, the Company and Executive desire to amend the Supplemental Agreement as hereinafter provided;

                  NOW THEREFORE, the Company and Executive agree that the following shall be added as Section 7 of the Agreement:

                  7. Arbitration; Certain Costs. Any dispute or controversy between Company and Executive, whether arising out of or relating to the Agreement, the breach of the Agreement, or otherwise, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Rules then in effect and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Such arbitration shall take place in the New York City metropolitan area. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved. Company shall reimburse Executive, upon demand, for all costs and expenses (including without limitation attorneys' fees) reason ably incurred by Executive in good faith in connection with this arbitration provision, including without limitation in connection with any such application undertaken by Executive in good faith, as well as for all such costs and expenses reasonably incurred by Executive in connection with entering and/or enforcing the award rendered by the arbitrator. Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, or to obtain interim relief, neither a party nor an arbitrator may disclose


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         the existence, content or results of any arbitration hereunder without the prior written consent of Company.

                  IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed and Executive has hereunto set his hand, as of the date first set forth above.

                                            HANDY & HARMAN


                                            By: /s/ Frank E. Grzelecki
                                               -----------------------
                                            As its: Vice Chairman


                                                /s/  Robert D. LeBlanc
                                                ----------------------
                                                     Robert D. LeBlanc